JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 19, 2025

Mr. Raymond Be

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on January 28, 2025. The comments related to Post-Effective Amendment (“PEA”) No. 198 to the registration statement of the Trust, which was filed on December 5, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of five new series of the Trust, the Tuttle Capital TSLA Put Write ETF (the “TSLA ETF”), Tuttle Capital NVDA Put Write ETF (the “NVDA ETF”), Tuttle Capital MSTR Put Write ETF (the “MSTR ETF”), Tuttle Capital COIN Put Write ETF (“COIN ETF”), and the Tuttle Capital QQQ Put Write ETF (the “QQQ ETF”) (each a “Fund and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter as correspondence on EDGAR such that the Staff has at least five business days to review prior to the 485B filing. Email redlines of changed pages.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response: The Trust acknowledges the points made above in the “General Comments,” but notes that for business reasons relating to the timing of the launch of the Fund, it is unable to provide the Staff with five business days to review the responses and disclosure changes prior to the 485B filing. The Trust intends to delay effectiveness until February 24, 2025.

1.	Comment: The Staff notes that the Principal Investment Strategies indicate that each Fund “will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities of the Underlying Stock and financial instruments, such as puts and other options, that provide exposure to the Underlying Stock.” Briefly clarify how each Fund is investing in these securities and the context in which the Fund would own the underlying security.

Response: The disclosure has been revised to reflect that the Fund will, under normal circumstances, write puts on the Underlying Security such that the notional value of the puts written will equal at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes.

Mr. Raymond Be
U.S. Securities and Exchange Commission
February 19, 2025

2.	Comment: The first sentence of the sixth paragraph under Principal Investment Strategies states that each “Fund will seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods.” Explain what this means, for example if the underlying stock is dropping rapidly - how will a Fund adjust its strategy.

Response: The Fund does not intend to take temporary defensive positions. The Trust does not believe that any changes need to be made to the disclosure.

3.	Comment: The second sentence of the sixth paragraph under Principal Investment Strategies indicates that each Fund “may use cash proceeds to purchase out-of-the-money put and call options as a hedge to seek to minimize the risk of losses from drastic downswings or upswings in the price of the Underlying Security.” Briefly explain why the Fund would need protection from upswings.

Response: The Trust has revised the disclosure to delete “or upswings.”

4.	Comment: The eighth paragraph under Principal Investment Strategies states that each “Fund will be concentrated in the industry to which the Underlying Stock is assigned (i.e., each Fund will hold 25% or more of its total assets in investments that provide exposure in the industry to which the Underlying Stock is assigned).” For example, the disclosure notes that “TSLA is assigned to the motor vehicles and passenger car bodies industry.” Please briefly disclose the business of the underlying stock for each of the Funds.

Response: The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: The last sentence in paragraph nine under Principal Investment Strategies indicates that each “Fund also may use call or put option or futures contracts that the Adviser believes will enable the Fund to implement its investment strategy and achieve its investment objective.” Please briefly explain how the Funds will do so.

Response: The Trust has deleted the reference to futures contracts. This disclosure has been expanded and moved from the Principal Investment Strategies section in the Fund Summaries to the Item 9 disclosure.

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Mr. Raymond Be
U.S. Securities and Exchange Commission
February 19, 2025

6.	Comment: Under “Distribution and Return of Capital Risk” the disclosure indicates that each “Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date.” The Staff notes that the disclosure indicates that distributions may represent returns of capital. Please revise the disclosure to remove the term “ex-dividend date,” as the Fund’s distributions are not necessarily dividends.

Response: The Trust has revised the disclosure to address the Staff’s comment.

7.	Comment: With respect to the NVDA ETF’s “Cryptocurrency Risk,” please clarify that although cryptocurrencies are called “cryptocurrencies,” they are not widely accepted as a means of payment. Please also generally use the term “digital asset” or “crypto asset” when referring to these assets.

Response: With respect to the acceptance of cryptocurrencies as a means of payment, the Trust has revised the disclosure to address the Staff’s comment. The Trust is declining to make the changes regarding the use of the term “cryptocurrency.” The Trust believes that the term “cryptocurrency” is very widely accepted as in most societies throughout the world, including the United States. The Trust further believes that terms such as “digital assets” and “crypto assets” may be ambiguous to most investors and such use would be inconsistent with “Plain English” principles.

8.	Comment: With respect to “Cryptocurrency Risk” please revise the disclosure so as not to refer to the markets on which Bitcoin and other crypto assets trade as “exchanges.” Rather, please use the term “platforms” or some other term that does not imply that they are regulated under the Exchange Act.

Response: The Trust has revised the disclosure to address the Staff’s comment.

9.	Comment: With respect to the “MicroStrategy Inc. Investing Risk,” please discuss MicroStrategy’s focus on Bitcoin and cross reference the “Bitcoin Risk.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

10.	Comment: With respect to the MSTR ETF, please enhance and contextualize the disclosure provided in the Principal Investment Strategies section by providing an explanation of blockchain technology and crypto assets, including the following with regard to public permissionless blockchains:

•	The general design and purpose;
•	How they are developed, maintained and governed;
•	How they accessed and used;
•	The relationship between them and their native crypto assets; and
•	The specific use cases and applications that they support or are designed to support.

Response: The Trust has added disclosure to address the Staff’s comment.

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Mr. Raymond Be
U.S. Securities and Exchange Commission
February 19, 2025

11.	Comment: In the Principal Investment Risks section, please ensure that the disclosure briefly addresses or clarifies some of the common risks and challenges associated with public permissionless blockchain technology, including the following:

•	The integrity and viability of the consensus mechanism of the blockchain;
•	The blockchain’s capacity to execute and settle transactions in a timely and predictable manner (we note that public permissionless blockchains have been prone to periods of congestion and high transaction fees); and
•	The development, maintenance, and governance of the blockchain, which is generally open source and vulnerable to being “forked” by users and miners and validators.

Response: The Trust has added disclosure to address the Staff’s comment.

12.	Comment: The Staff notes that in the first sentence of “Bitcoin Risk” in the “Investment Risks of the Underlying Security” for the MSTR ETF, the disclosure states that the Fund “will be subject to the risks associated with Bitcoin by virtue of its investments in options contracts that reference MSTR.” Briefly explain why that is the case (because MSTR invests heavily in Bitcoin), to give investors a better sense of the extent to which acquiring and holding Bitcoin is part of MSTR’s business. Please disclose the percentage of total assets of MSTR represented by Bitcoin holdings as of the latest practicable date.

Response: The Trust has revised the disclosure to address the Staff’s comment.

13.	Comment: In the Bitcoin Risk section, please briefly discuss Bitcoin and the Bitcoin blockchain; the relationship of Bitcoin to the Bitcoin blockchain; and the application that the Bitcoin blockchain and Bitcoin have been specifically designed to support, including the fact that Bitcoin has not been widely accepted as a means of payment.

Response: The Trust believes that the disclosure added in response to earlier comments addresses this comment.

14.	Comment: In the Bitcoin Risk section, please briefly discuss the common impediments or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of Bitcoin’s price. Explain that further development and use of the blockchain for its intended purpose and other advanced applications are, and may continue to be, substantially dependent on “Layer 2 Solutions;” briefly describe Layer 2 networks, and any risks or challenges that they pose to the blockchain and Bitcoin. Expand on the “competition from alternative digital assets reference” by briefly noting the competitive threat posed by blockchains that are able to support more advanced applications and use cases, such as the Ethereum blockchain. Explain how the foregoing risks and challenges could impact the demand for and value of Bitcoin, and hence the value of the Fund’s MSTR investment.

Response: The Trust has added disclosure to address the Staff’s comment.

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Mr. Raymond Be
U.S. Securities and Exchange Commission
February 19, 2025

15.	Comment: The Staff notes that the “Cryptocurrency Risk” applies to NVIDIA Corp. only. Please consider whether this risk factor should also apply to the MSTR ETF and COIN ETF.

Response: The Trust has revised the disclosure to address the Staff’s comment.

16.	Comment: The Staff requests that the “Bitcoin Risk” also disclose that the value of Bitcoin has been, and will continue to be, substantially dependent on speculation.

Response: The Trust declines to make these changes as there is no basis to make such a statement.

17.	Comment: The Staff notes in the “Cryptocurrency Risk” and the “Coinbase Global, Inc. Investing Risk”, please do not refer to markets on which crypto assets trade as “exchanges.” As these entities are not registered national securities exchange under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest they are “exchanges.” Please also disclose that crypto asset trading platforms are or may become subject to enforcement action by regulatory authorities, and that the commission has brought an enforcement action alleging that Coinbase Global Inc. provides, among other things:

•	a trading platform that operates as an unregistered broker, unregistered exchange, and unregistered clearing agency;
•	a prime brokerage service that operates as an unregistered broker; and
•	a crypto asset staking program that constitutes the unregistered offer and sale of an investment contract, and thus a security.

Response: The Trust has revised the disclosure to address the Staff’s comment.

18.	Comment: The Staff notes the seventh paragraph under “Principal Investment Strategies” for Tuttle Capital QQQ Put Write ETF states that “QQQ is a unit investment trust designed to seek to track the investment results, before fees and expenses, of the Nasdaq-100 Index®.” Briefly explain in the disclosure what is in the index.

Response: The Trust has revised the disclosure to address the Staff’s comment.

19.	Comment: The Staff notes that the first sentence of the “INVESCO QQQ Trust, Series 1 Investing Risk” states that “issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally.” Confirm that this is true for a trust investing in the Nasdaq 100. Please tailor the risk factor to the particular fund.

Response: The Trust believes that this statement is true.

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Mr. Raymond Be
U.S. Securities and Exchange Commission
February 19, 2025

20.	Comment: Fundamental Investment Policy No. 4 in the Statement of Additional Information states that “the Fund will concentrate to approximately the same extent that its reference Underlying Fund concentrates in an industry or group of industries.” Please revise to reflect the strategies of the Funds being registered in this 485A filing.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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